UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                             ValueVision Media, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    92047K107
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                                 (CUSIP Number)


                                J. Carlo Cannell
                               Cannell Capital LLC
                      P.O. Box 3459, 240 E. Deloney Avenue
                                Jackson, WY  83001
                                  (307) 733-2284
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 27, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.      92047K107
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                      J. Carlo Cannell
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
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6.  Citizenship or Place of Organization:  USA
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    Number of                      7. Sole Voting Power:              1,943,123*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         1,943,123*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,943,123*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):     5.8%*
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14. Type of Reporting Person (See Instructions):   IN
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* Based on  information  set forth on the Form 10-Q of ValueVision  Media,  Inc.
(the "Company") as filed with the Securities and Exchange Commission on September 11, 2008, there were 33,582,834 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of September 8, 2008. As of October 27, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), Montserrat Partners, L.P. Series B ("Montserrat") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada and Montserrat, the "Funds") held in the aggregate 1,943,123 Shares. Cannell Capital LLC acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Texada Capital, LLC acts as the general partner of Montserrat. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC and Texada Capital, LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 1,943,123 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          The Shares referred to herein are held for investment purposes on behalf of the Funds. Mr. Cannell intends to continue to closely evaluate and monitor the performance of the Shares, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He intends to pursue and continue active discussions with the Company's existing management with respect to actions that might be taken by the Company to maximize and realize shareholder value. Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may range from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors. Mr. Cannell reserves the right from time to time to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, the pursuit of strategic initiatives to enhance shareholder value.

          By letter dated September 24, 2008, Mr. Cannell informed the Company that he intends to closely evaluate the performance of the Shares and the actions of the Company. Mr. Cannell also informed the Company of his intention to present the Company with several nominees for representation on the Company's board of directors.

          By letter dated October 27, 2008 (the "October 27, 2008 Letter"), Mr. Cannell, among other things, suggested that the Company declare a special dividend to holders of the Company's Shares of $1.20 per Share. Mr. Cannell also informed the Company of his intention to evaluate his options for calling a special meeting of the Company's shareholders to vote upon whether (a) the Company's cash should be returned to its shareholders or (b) the existing board of directors of the Company should continue as directors of the Company in the event the Company disagrees with his suggestion to declare a special dividend. The foregoing description of the October 27, 2008 Letter is qualified in its entirety by reference to the full text of the October 27, 2008 Letter, which is attached hereto as Exhibit 7.2.

          Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following after the last paragraph thereof:

          7.2 Letter dated October 27, 2008 to John D. Buck, Chairman and Chief Executive Officer of ValueVision Media, Inc.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     October 28, 2008


                                     /s/ J. Carlo Cannell
                                     -------------------------------------------
                                     J. Carlo Cannell in  his  capacity  as  the
                                     managing  member  of  Cannell  Capital LLC,
                                     the investment  adviser  to Anegada  Master
                                     Fund Limited and the general partner of and
                                     investment adviser to  Tonga Partners, L.P.
                                     and in  his capacity as the managing member
                                     of Texada Capital, LLC, the general partner
                                     of Montserrat Partners, L.P. Series B


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                     Exhibit 7.2

                               CANNELL CAPITAL LLC
                                   PO Box 3459
                             240 East Deloney Avenue
                                Jackson, WY 83001
                                  -------------
                      Tel (307) 733-2284   Fax (443) 606-0067
                               info@cannellcap.com


                                                    October 27, 2008


Mr. John D. Buck
Chief Executive Officer
ValueVision Media Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344


Dear Mr. Buck,


Thank you for taking the time to speak with us this month. I imagine that you are busy consulting with sundry advisors as to ways to maximize shareholder value, including, but not limited to the immediate liquidation of our assets.

Regrettably, at this rate there will not be much value to realize. The price of the common stock has declined 65% this month alone.

I am sorry that you feel the name of the broker hired to sell our buildings at 6740, 6680 and 6690 Shady Oak Road, Eden Prairie, MN 55334 to be material non-public information. I disagree.

Given the slope of shareholder wealth destruction and given the inconsistency of information delivered to us by sundry directors and officers of our Company I would like to suggest that you deliver a special dividend of $1.20 per share to its owners, the shareholders.(1) Although I can't speak for all shareholders, it is my opinion that most would see copious opportunities to allocate their capital to other stewards of this capital than that of the current board of VVTV.

If the board agrees with me, please tell me by Halloween when my investors and other shareholders might get their dividend. (Time is of the essence. If Senator Barack Obama is elected President the taxation of dividends is likely to become less favorable.) If you disagree, please state the reasons behind your opposition.

In the case of the latter outcome, Cannell Capital LLC will review your opposition and, if appropriate, we will evaluate our options in calling a


-------------------------
(1) As of August 2, 2008, VVTV had $79.4 million of cash - $48.8 million of liquid, $10.9 million of short term equivalent and $20.5 million of auction rate securities (which should likely be discounted by $1.5 million). That is $2.36 per share. I like the idea that returning this cash is tax efficient and will deter management from performing more "science projects." More pressure is good in my opinion.

special meeting of all shareholders to vote upon whether: (i) our cash should be returned to its owners or (ii) the existing board should be allowed to continue to manage it.

Best regards!

Sincerely,



/s/ J. Carlo Cannell
------------------------
J. Carlo Cannell
Managing Member




























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